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Scott Alter

Emergency Medicine and EMS Physician

West Palm Beach, Florida Area · See 228 connections ·

See contact info

 Florida Atlantic University

 Rutgers Robert Wood Johnson Medical School

About

Emergency medicine and EMS physician

Experience



Associate Research Director; Assistant Professor of Emergency Medicine
Florida Atlantic University
Feb 2016 – Present · 3 yrs 5 mos
Boca Raton, FL

President
Symphony Hosting
Apr 2001 – Dec 2018 · 17 yrs 9 mos



Emergency Physician and EMS Director
Emergency Medicine Physicians of Mecklenburg County
Jul 2014 – Feb 2016 · 1 yr 8 mos
Charlotte, NC



Emergency Physician
Carolinas Healthcare System
Jul 2013 – Feb 2016 · 2 yrs 8 mos
Charlotte, NC

Emergency medicine attending
EMS fellow 2013-2014

EMS Fellow/Assistant Medical Director
Mecklenburg EMS Agency
Jul 2013 – Jun 2014 · 1 yr
Charlotte, NC

Show 4 more experiences ⌄

Education

Rutgers Robert Wood Johnson Medical School

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Florida Atlantic University - College of Business

MBA, Health administration

2016 – 2018

University of Michigan

BS, Communication Studies

2001 – 2004

Licenses & Certifications

Board Certified in Emergency Medical Services

American Board of Emergency Medicine

Issued Dec 2015 · No Expiration Date

Medical Doctor

Florida Health

Issued Dec 2015 · No Expiration Date

Credential ID ME126449

Board Certified in Emergency Medicine

American Board of Emergency Medicine

Issued Oct 2014 · No Expiration Date

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Skills & Endorsements

Emergency Medicine · 25

Endorsed by **6 people who know Emergency Medicine**

Medicine · 15

Keith Overcash and 14 connections have given endorsements for this skill

EMS · 13

Stephanie Friedman and 12 connections have given endorsements for this skill

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